

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Osman Ahmed
Chief Executive Officer
Founder SPAC
c/o Winston & Strawn LLP
800 Capital St., Suite 2400
Houston, Texas 77002

> **Re: Founder SPAC**
> **Registration Statement on Form S-1**
> **Filed on July 26, 2021**
> **File No. 333-258158**

Dear Mr. Ahmed:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 26, 2021

General

1. We note the disclosure on page 17 that the forward purchase shares are subject to transfer restrictions. We are unable to locate such restrictions in the forward purchase agreement. Please advise. In addition, please disclose whether the anchor investors are affiliated with the sponsors or management.

Principal Shareholders, page 105

2.   We note the disclosure in footnote 3 that Mr. Singh has voting and dispositive control over the shares held by Founder SPAC Sponsor LLC. Please revise Mr. Singh's ownership in the table to reflect the beneficial ownership of the shares held through Founder SPAC Sponsor LLC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Blankenship